Exhibit 99.1

Alcon

For immediate release

Alcon, Inc. Subsidiary Announces Agreement toSell
Madrid, Spain Manufacturing Facility

HUNENBERG, Switzerland, July 17, 2003, Alcon Inc.‘s (NYSE: ACL) wholly owned subsidiary, Alcon CUSÍ, S.A., announced today that it has entered into an agreement to sell its contact lens care solutions manufacturing facility located in Madrid, Spain to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc. (NYSE: AVO) for approximately $22 million.

        “The sale is part of our overall global manufacturing strategy to manage capacity levels, streamline operations and reduce production costs,” said Jacqualyn Fouse, Alcon CFO and senior vice president, Finance. “This move is cost-effective for us, as it will help make our existing manufacturing operations more efficient.”

        Alcon worked closely with the plant’s management to find a buyer that would be able to provide continued employment opportunities to the existing employees. AMO has committed to employ the facility’s entire related work force. The production of contact lens care products previously manufactured in Madrid will be transferred to other Alcon facilities. The sale and transfer of production will not affect Alcon’s ability to satisfy customer demand of Alcon’s contact lens care products.

        The sale is projected to close in November, 2003, subject to the satisfaction of regulatory requirements and customary closing conditions and is not expected to have a material impact on Alcon’s 2003 net earnings.

        Alcon is the world’s leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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        Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to the completion of the sale of the Madrid plant. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com